September 28, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Global Long/Short Fund P (“Feeder Fund”)

File Numbers 811-22095 & 333-144614

Morgan Stanley Global Long/Short Fund A (“Master Fund”)

File Numbers 811-22094 & 333-144612

(each a “Fund,” and collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comment letter, dated August 21, 2007, regarding the registration statements on Form N-2 for the Funds filed with the Securities and Exchange Commission on July 13, 2007. Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Funds’ registration statements on Form N-2, which will be filed via EDGAR on or about September 28, 2007.

General

Comment 1.	Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statements. In this connection indicate whether the NASD has reviewed the payments to the distributor and selling agents in connection with the sale of shares of the Funds as discussed under the caption “Plan of Distribution.” Indicate also whether the NASD aggregated such payments for purposes of determining compliance with NASD guidelines on compensation limits.

Response 1. We have received certain comments from the NASD based on their review of the proposed terms and arrangements of the transaction involved in the registration statements. We have responded to the NASD’s comments and are waiting for the NASD’s signoff. The NASD has aggregated the payments to the distributor and selling agents for purposes of determining compliance with NASD guidelines on compensation limits.

Comment 2.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, briefly explain or provide a cross reference to explanatory information regarding the following terms or statements: “directional exposure,” “side pockets,” and “sub Investment Funds.” Delete the redundant disclosure in the first paragraph captioned “Summary of Terms – Investment Program.” Revise the disclosure under the sub-caption “Special Investment Instruments and Techniques” so that the discussion does, in fact, relate to the sub-caption. Lastly, revise the sub-caption “Certain Portfolio Securities and Other Operating Policies” to better reflect the discussion that follows the sub-caption.

Response 2. We have revised the relevant disclosure to which you referred in the comment, as well as any other disclosure we deemed appropriate in light of the principles set forth in the Commission’s A Plain English Handbook.

Comment 3.	Each Fund includes the word global in its name. Funds with terms such as “global,” “international,” or “world,” in their name suggests broad policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Revise the disclosure accordingly and indicate the amount of Fund assets expected to be invested outside the U.S.

Response 3. The Master Fund’s investment adviser (the “Adviser”) anticipates that the Master Fund will invest in Investment Funds that invest a substantial portion of their assets in a number of countries throughout the world. The disclosure has been revised to further clarify the “global” nature of the investments of the various Investment Funds.

Comment 4.	We remind each Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (“1940 Act”).

Response 4. We acknowledge the comment.

Comment 5.	Disclose at the bottom of the facing page of the Feeder Fund’s registration statement that the Trustees of the Master Fund have executed the registration statement.

Response 5. We have revised the disclosure accordingly.

Comment 6.	Confirm that disclosure in the filings meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response 6. The type size requirements have been met.

Comment 7.

Although the disclosure in the filing indicates that the Master Fund will invest in hedge funds, referred to as Investment Funds and that such funds may include unregistered investment funds, it is unclear whether such unregistered funds will be exempt from registration under the 1940 Act by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act. If the former, given the amount of Master Fund assets that the prospectus discloses may be invested in any one hedge fund, please explain to the staff why the hedge funds in which the Fund invests should not be considered to be integrated with the Fund for the purpose of calculating the number of beneficial owners of the

Investment Funds under §3(c)(1) of the 1940 Act. Such integration, by making the Investment Funds investment companies, would also subject the Fund and the Investment Funds to the provisions of §12(d)(1)(A) and possibly §17(a) and (d) of the 1940 Act. Indicate to the staff how the Fund’s investments will comport with the requirements of §§12(d)(1), 3(c)(1) and, if applicable, 17(a) and 17(d) of the 1940 Act.

Response 7. The Master Fund will invest only in Investment Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act. Relevant disclosure has been added to the registration statements clarifying this point.

Prospectus Cover

Comment 8.	Disclosure following the pricing table states that: “Morgan Stanley Distribution, Inc. (the “Distributor”) acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions.” Explain to the staff why the referenced entity is deemed the distributor and not an underwriter of Fund shares and the significance of this distinction.

Response 8. The entity is referred to as each Fund’s “distributor” because the Funds are offering their shares on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), rather than in a one-time public offering managed by one or more underwriters (as is typically engaged in by closed-end funds that are traded publicly on an exchange). The Distributor’s ongoing role in the Fund’s continuous offering is more akin to that of a distributor of mutual fund shares, rather than the role of an underwriter in a one-time public offering of a traditional closed-end fund that is traded on an exchange. Notwithstanding the terms used in each Fund’s registration statement, we hereby confirm that the Distributor will be deemed each Fund’s “principal underwriter” for purposes of Section 15(c) of the 1940 Act.

Comment 9.	Confirm that the substance of the disclosure captioned “Risk Factors and Restrictions on Transfer” will appear on the outside front cover page of the prospectus. Bold the second sentence (the cross reference) of that disclosure. See Item 1.1.j.

Response 9. The disclosure will appear on the outside front cover page of each Fund’s prospectus.

Comment 10.	Disclosure sub-captioned “Shareholder Servicing Fee” discusses the payment of a 0.75% servicing fee. Explain to the staff whether the plan was adopted as if it were subject to Rule 12b-1.

Response 10. The Feeder Fund’s Shareholder Servicing Fee is not a fee paid in respect of the distribution of the Fund’s shares pursuant to Rule 12b-1. Accordingly, the plan was not adopted pursuant to the requirements of Rule 12b-1.

Comment 11.

Disclosure sub-captioned “Management Fee” states: “The Master Fund pays the Adviser a monthly management fee computed at the annual rate of 0.75% of the Master Fund’s net asset value as of the last business day of the month (before any repurchase of Shares).” This parenthetical is not repeated in connection with other statements regarding the basis for computing the Fund’s management fee. In light of the parenthetical clause add a footnote to each Fund’s fee table that explains the effect of this method of calculating the fee. Arguably, during months affected by repurchase offers, the amount of Fund assets and resultant management fees will be higher than they otherwise would be using traditional or GAAP accounting. Therefore, explain whether this methodology of calculating the advisory fee may result in the advisory fee being higher than the 0.75% depicted in the fee table. Add appropriate disclosure advising shareholders how the advisory fee may be higher than 0.75% in months where share repurchases are made.

Response 11. The disclosure as to the calculation of the Master Fund’s management fee has been conformed accordingly. We note, however, that the methodology of calculating the management fee will not result in the advisory fee being higher than the 0.75% figure given in the fee table. Insofar as the management fee is calculated with respect to shares that are being repurchased in a given month, the parenthetical simply makes clear that the monthly management fee is deducted from the Fund’s assets prior to the Fund’s effecting such repurchase. Thus, in no event will the management fees applicable to the Fund’s assets after giving effect to a repurchase exceed the monthly portion of the 0.75% annual management fee.

Comment 12.	Disclosure sub-captioned “Eligible Investors” discusses the Feeder Fund’s minimum initial and subsequent investment amounts and states that: “The Fund may modify these minimums from time to time.” Indicate whether shareholders will be notified of such modifications.

Response 12. The disclosure has been revised to clarify that the minimum initial and additional investment amounts may be reduced for certain investors, such as employees, officers or trustees of the Funds, the Adviser or their affiliates. The Fund will notify its shareholders of any changes in the investors that are eligible for such a reduction.

Prospectus

Comment 13.	Revise the first sentence of the first paragraph of the disclosure captioned “Summary of Terms – Investment Program” to indicate that the Fund seeks “long-term” capital appreciation. Other disclosure under this sub-caption discusses the Feeder Fund’s investment policy of investing in Investing Funds via the Master Fund. Clarify whether the Master Fund may invest in affiliated funds or accounts, or in portfolio sub-accounts or funds created by the Master Fund.

Response 13. The disclosure has been revised accordingly. The Master Fund may not invest in affiliated Investment Funds or accounts, or in portfolio sub-accounts or funds created by the Master Fund.

Comment 14.	Later disclosure appearing under this caption states: “The Master Fund’s performance benchmark will be the HRFX Equity Market Neutral Index (the “Return Target”).” Disclose which entity owns, sponsors or maintains the index, whether it is affiliated with the Funds, and provide a brief description regarding the composition and operation of this index.

Response 14. Disclosure has been added to provide such information. The sponsor of the index is not affiliated with the Funds.

Comment 15.	The last paragraph of the disclosure captioned “Summary of Terms – The Offering” states: “The Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors. Disclose whether shareholders will be notified of changes in this policy, and whether such changes will be applied to classes of investors, or on an individual shareholders basis.

Response 15. Disclosure has been added to clarify that such waivers may be applied to certain classes of investors, and that shareholders will be notified of any changes with respect to the availability of such waivers.

Comment 16.	The discussion captioned “Summary of Terms – Management Fee” contains disclosure regarding the computation of the management fee paid to the Adviser. Conform this disclosure to similar disclosure appearing on the prospectus cover under the sub-caption “Management Fee.”

Response 16. The disclosure has been conformed.

Comment 17.	The second paragraph of the disclosure captioned “Summary of Terms – Purchase of Shares” discusses certain purchase-related deadlines. Disclosure elsewhere in the filing indicates that investment proceeds are maintained with the transfer agent until invested. Add disclosure that explains who receives any income from holding investment proceeds prior to investment. If an investor misses a deadline, may he or she get the money back? Advise the staff, citing authorities, how selling shares one day a month is consistent with a Rule 415 continuous offering.

Response 17. Disclosure has been added to clarify that the transfer agent will hold any such proceeds in a non-interest bearing account, and that the money will be held in the account until the next subscription date if the deadline is missed rather than being returned to the investor.

With respect to your comment relating to Rule 415, we note that each Fund is continually engaged in activities that would qualify as an “offer” to sell its shares under Section 2(a)(3) of the Securities Act and the rules thereunder, notwithstanding the fact that sales of the Funds’ shares are processed on one day per month.

Comment 18.	A bullet under the discussion sub-captioned “Summary of Terms – Risk Factors” describes a risk of investing in the Fund as follows: “investing in a fund that invests in the Master Fund that may borrow money to fund investments in Investment Funds, and where Investment Funds may also borrow money for investment or other purposes.” If the Feeder may borrow to invest more in the Master, add appropriate disclosure.

Response 18. The Feeder Fund may not borrow money to invest in the Master Fund.

Comment 19.	The expense table does not contain an interest expense or cost of preferred stock line item. Confirm to the staff that there is no intent to leverage either Fund in the following year.

The table contains two example presentations, one with and one without Acquired Fund Fees and Expenses. With respect to the first example, minimize the presentation based on an investment of $100,000. With respect to the example based upon direct fees and expenses, explain to the staff the basis for this presentation and provide any precedents regarding this type of presentation. The four asterisks footnote refers to December 31, 2008. If this date is correct, explain why it is appropriate.

The five asterisks footnote to the expense table discusses certain waivers of expenses of both Funds. Explain to the staff whether the Adviser or an affiliate may recapture any waived amounts. Explain to the staff how waivers and reimbursements will be reflected in the example calculations for the 1, 3, 5, and 10 year periods. The first sentence of this same note states: “The Adviser has contractually agreed to waive and/or reimburse the aggregate expenses of the Master Fund . . . to the extent necessary in order to cap the Master Fund’s total annual operating expenses at 1.50% for the twelve-month period beginning on the Master Fund’s initial closing date. Explain whether the Master has already closed and whether it has an operating history.

Other disclosure in this footnote regarding extraordinary expenses states: “Extraordinary expenses” are expenses incurred by the Master Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of the Master Fund’s shareholders. Explain why the highlighted expenses are considered to be “extraordinary expenses.”

Response 19. (a) We hereby confirm that there is presently no intent to leverage either Fund in the following year.

(b) We do not believe it would be appropriate to minimize the example based upon an investment of $100,000. As the minimum investment in the Fund is $100,000, we believe that the expense example based on that investment amount is especially useful for investors and should not be deemphasized by minimizing its presentation.

(c) We believe that the additional example showing the impact of the Fund’s direct fees and expenses provides additional information that is useful to help an investor understand the costs and expenses associated with an investment in the Fund. General Instruction 2 for Parts A and B of Form N-2 provides that a registration statement “may contain more information than called for by this form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.”

We note the following funds that have disclosed their direct and indirect fees and expenses in a similar manner: (i) Rochdale Core Alternative Strategies TEI Fund, LLC (File Nos. 333-138072; 811-21964); (ii) Rochdale Core Alternative Strategies Fund, LLC (File Nos. 333-138071; 811-21965); (iii) Alternative Investment Partners Absolute Return Fund (File Nos. 333-140821; 811-21767); (iv) Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-140822; 811-21831); and (v) the five Aetos Capital funds of hedge funds (see, e.g., File Nos. 333-132725; 811-21058).

(d) The Funds are currently expected to commence operations on or about January 2, 2008. Accordingly, we believe the reference to December 31, 2008 accurately reflects the likely conclusion of the Fund’s first full fiscal year.

(e) Neither the Adviser nor any affiliate may recapture any portion of such waived amounts.

(f) The calculations for the expense examples for the 1, 3, 5 and 10 year periods will account for the fee cap for the first year of all such periods. Disclosure has been added to clarify the foregoing.

(g) The Master Fund has not commenced operations. The Master Fund is expected to have an initial closing on or about the same time as the Feeder Fund, namely January 2, 2008. The final version of the Feeder Fund’s prospectus will clarify exactly when the Master Fund has closed or is expected to close.

(h) The Funds’ organizational documents do not require the Funds to hold annual shareholder meetings, and the Funds are not traded on an exchange and thus are not required to hold annual meetings under stock exchange rules. Accordingly, it is expected that the Funds will hold shareholder meetings only under extraordinary circumstances.

Comment 20.	The ninth paragraph under the caption “Types of Investments and Related Risks – Investment Related Risks” discusses investments in “junk” bonds. Add an appendix that describes the ratings categories of the credit rating agencies to be relied upon by the Fund.

Response 20. The appendix has been added to each Fund’s SAI, as is the case with respect to other Morgan Stanley 1940 Act-registered funds.

Comment 21.	Disclosure sub-captioned “Types of Investments and Related Risks – Investment Related Risks – Purchasing Initial Public Offerings” discusses investments in IPO’s. Add disclosure to the effect that IPO’s and other investment techniques may have a magnified performance impact on a Fund with a small asset base. Indicate also that a Fund may not experience similar performance as its assets grow.

Response 21. The disclosure has been added.

Comment 22.	Disclosure sub-captioned “Types of Investments and Related Risks – Investment Related Risks – Restricted and Illiquid Investments” indicates that some Investment Funds may hold a portion of their assets in “side pockets.” In this connection, explain to the staff whether all shareholders in the Feeder own a pro rata interest in a side pocket investment, or only those shareholders owning shares at the time the Master invests in the side pocket.

Response 22. All shareholders in the Master and Feeder Funds will own a pro rata interest in the assets of the Master Fund that are invested in an Investment Fund that utilizes any such side pocket, not just those shareholders that were directly or indirectly invested in the Master Fund at the time the Master Fund invested in such Investment Fund.

Comment 23.	The fifth paragraph under the caption “Types of Investments and Related Risks –Risks of Fund of Hedge Funds Structure” states that: “Certain Investment Managers may agree to indemnify their respective Investment Funds from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the management of the Investment Funds.” Explain to the staff why this disclosure constitutes a risk of investing in a Fund.

Response 23. The language in question has been deleted.

Comment 24.	The substance of the discussion under the next sub-caption, “Valuation,” should be mentioned prominently in the summary and risks sections.

Response 24. The discussion has been inserted accordingly.

Comment 25.	Disclosure sub-captioned “Types of Investments and Related Risks – Risks of Fund of Hedge Funds Structure – Investments in Non-Voting Stock; Inability to Vote” discusses the Fund’s holding of non-voting securities. In this connection, the prospectus discloses that the Master Fund in order to avoid the definition of “affiliate” in Section 2(a)(3), may waive voting rights to the extent it owns more than 5 percent of the outstanding voting securities of an Investment Fund. Section 2(a)(3) defines an affiliate to be any person “directly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities” of another company. (Emphasis added.) Even though a Fund may “waive” voting rights, or not have a power to vote, it continues to own, either directly or indirectly, the voting securities. Please delete the disclosure regarding waiver of voting rights to avoid the definition of “affiliate,” or explain to the staff how this arrangement complies with §§2(a)(3) and 48 of the 1940 Act. Please cite relevant authority. In your discussion, please explain whether the “waiver” of voting rights constitutes a pledge or sale of the security. Also explain how the waiver of voting rights is consistent with the duty of each Fund to vote shares of portfolio companies as well as the fiduciary obligations of Fund trustees and the Adviser. Further, add disclosure that indicates whether the board has adopted procedures for waiving the Fund’s voting rights in portfolio companies. We may have further comments.

Response 25. (a) For the reasons described below, we believe that the disclosure in the prospectuses regarding the waiver of voting rights is accurate. Based on our review of SEC staff no-action letters, the Master Fund’s interests in the relevant Investment Funds are not “voting securities,” with the result that the Master Fund is not an affiliate of such Investment Funds.

Most notably, in Wells Fargo Alternative Asset Management, LLC (publicly available January 26, 2005) (the “Wells Fargo letter”), the staff was asked to concur that interests in certain Bermuda sub-trusts were not “voting securities” for purposes of Section 2(a)(42) of the 1940 Act and, therefore, a 1940 Act-registered fund that invested in any such trust would not be an affiliate of the trust, thereby avoiding any potential issues under Section 17(a) of the 1940 Act. In granting the no-action request, the staff stated:

The Commission has taken the position that the holder of non-voting securities may be considered to hold the equivalent of a voting security if the holder possesses an economic interest in the issuer such that the holder, in effect, has the power to exercise control over how the issuer is managed.[6] The Commission also stated that the statutory definition of “voting security” is not intended to be rigidly applied to require the sort of formal voting that would occur in electing directors of a corporation.[7]

In the context of limited partnership interests, we have broadly construed a limited partner’s present entitlement to vote for the election of “directors” to include the right to: (1) remove or replace the general partner, (2) vote on the election or removal of the general partner in the event of the general partner’s death, insanity or retirement, (3) terminate the partnership if one of the initial managing general partners ceases to serve in that role, and (4) take part in the conduct or control of the limited partnership’s business.[8] We have stated that a limited partnership interest is a voting security if the limited partner has an economic interest that gives it the power to exercise a controlling influence over the partnership.[9] We also have stated that the definition of “voting security” includes not only the formal legal entitlement to vote for the election of directors but also the de facto power to determine, or influence the determination of, the identity of the issuer’s directors.[10]

[Footnotes numbered as in original source.]

Our facts are similar to those in the Wells Fargo letter. The Master Fund, a 1940 Act-registered fund, invests in various Investment Funds. We hereby confirm that, after giving effect to any voting waiver arrangement described in the prospectus, the securities of an Investment Fund held by the Master Fund subject to such an arrangement will have none of the features enumerated above by the SEC staff that would cause them to qualify as “voting securities” under Section 2(a)(42) of the 1940 Act. Any such arrangement entered into by the Master Fund with respect to an investment in an Investment Fund would result in the Master Fund having no power to vote for the directors of the Investment Fund or on any of the matters set forth in items (1) through (4) of the previous paragraph. We also hereby confirm that no investment in an Investment Fund would give the Master Fund

[6]

See Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente Global Growth Fund, Inc. v. T. Boone Pickens, III, et al., 705 F. Supp. 958 (S.D.N.Y. 1989), appeal docketed, No. 89-7117 (2d Cir. 1989) (the “SEC Clemente Brief”), appeal withdrawn on consent (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act).

[7]	Id.
[8]

See Standish Equity Investments, Inc. (pub. avail. Dec. 15, 1993). See also Willkie Farr & Gallagher (pub. avail. June 21, 1996); Laifer, Inc. (pub. avail. Jan. 5, 1993); Weiss, Peck & Greer Venture Associates II (pub. avail. Apr. 10, 1990); Indiana Hospital Ass’n Investment Funds, L.P. (pub. avail. Oct. 15, 1985); Kohlberg Kravis Roberts & Co., Inc. (pub. avail. Sept. 9, 1985).

[9]	See Clemente, supra note 6.
[10]	See, e.g., William L. Eddleman, Jr. (pub. avail. Oct. 26, 1979).

an economic interest that would allow the Master Fund, in effect, to exercise control over the management of the Investment Fund or otherwise exercise a controlling influence over the Investment Fund. As was the case in the Wells Fargo letter, the organizational documents of the Investment Funds will expressly prohibit any investor therein from participating in any way in the management of the Investment Fund, which is vested exclusively in the investment manager of the Investment Fund, subject, if applicable, to the supervision of the general partner or the directors of the Investment Fund. In the SEC Clemente Brief, the SEC argued that where a limited partner had contributed over 90% of the capital of a limited partnership, the general partner of the limited partnership “has to listen to the [limited partner] if [it] has any complaints about the partnership’s operation.” The SEC further argued: “It is unlikely that a limited partner who has contributed the bulk of the partnership’s capital, even though lacking a formal vote, will sit back and remain silent if it believes that the company is mismanaged.” Under no circumstances will the Master Fund similarly contribute the bulk of the capital of an Investment Fund.

Accordingly, we believe that the Master Fund’s interest in an Investment Fund that is subject to this voting waiver arrangement would not constitute a “voting security” under Section 2(a)(42) of the 1940 Act.

Furthermore, we believe that the waiver of voting rights is the functional equivalent of the Master Fund’s owning a non-voting class of shares of the relevant Investment Funds. In fact, under U.S. securities laws, voting rights can be waived in a manner that impacts the status of both the securities and the owner of the securities. For example, Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires “beneficial owners” of 5% of a class of equity securities of certain classes of issuers to make filings with the SEC. Under Rule 13d-3(a)(1) under the Exchange Act, the term “beneficial owner” of securities for purposes of Section 13(d) of the Exchange Act is defined to include “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power, which includes the power to vote, or direct the voting of, such security…” In Sun Banks of Florida, Inc. (publicly available March 23, 1979) (the “Sun Banks letter”), a bank requested no-action relief to allow it to refrain from making any Section 13(d) filings with respect to certain securities that had been pledged to it as collateral in connection with various loans, on the grounds that the bank should not be deemed to be the “beneficial owner” of the securities. As support for its no-action request, the bank represented that it would refrain from exercising any voting rights granted to it under the relevant pledge agreement, and that it would implement a formal policy to waive its voting rights. The SEC staff granted the bank’s no-action request, based in part on the bank’s representation as to its contractual waiver of voting rights. We believe that the Sun Banks letter supports the position that the contractual waiver of voting rights can impact the nature of the securities themselves, as well as the corresponding regulatory obligations applicable to the owner of the securities. In our case, the Master Fund’s waiver of its voting rights is the functional equivalent of the Master Fund’s owning a non-voting class of shares of the relevant Investment Fund. This non-voting class of shares does not constitute “voting securities” under Section 2(a)(42) of the 1940 Act, and the Master Fund, therefore, is not an affiliate of the Investment Fund under Section 2(a)(3) of the 1940 Act.

We do not believe that this voting waiver arrangement raises any issue under Section 48 of the 1940 Act, in that the Master Fund is not doing indirectly something that it could not do directly. We note that in the SEC Clemente Brief, the SEC discussed Section 48 in the context of an entity that interposed various wholly-owned subsidiaries in the context of the look-through required by Section 3(c)(1)(A) of the 1940 Act. In our case, no entities have been interposed between the Master Fund and the Investment Funds.

(b) We do not believe that the waiver of voting rights pursuant to the arrangements described in each Fund’s prospectus should be considered a pledge or sale of the Master Fund’s investments in Investment Funds. Such voting rights would not be transferred to any other party pursuant to the waiver arrangements; no third party would be entitled to exercise such voting rights in lieu of the Master Fund. Moreover, unlike the bank in the Sun Bank letter that was holding the securities only on a temporary basis as pledged collateral, the Master Fund would hold its interests in the Investment Funds and would reap all economic benefits from such investments on an ongoing basis.

(c) In Investment Company Act Release No. 25922 (January 31, 2003), the SEC staff stated:

The investment adviser to a mutual fund is a fiduciary that owes the fund a duty of “utmost good faith, and full and fair disclosure.”[12] This fiduciary duty extends to all functions undertaken on the fund’s behalf, including the voting of proxies relating to the fund’s portfolio securities. An investment adviser voting proxies on behalf of a fund, therefore, must do so in a manner consistent with the best interests of the fund and its shareholders.[13]

[Footnotes numbered as in original source.]

We agree that when the Adviser votes proxies on behalf of the Master Fund, the Adviser has a fiduciary duty to vote such proxies in the best interests of the Master Fund and its shareholders. We do not agree, however, that the Adviser’s fiduciary duty set forth above would prevent the Adviser from waiving voting rights in connection with an investment in an Investment Fund.

In Investment Advisers Act Release No. 2106 (January 31, 2003), the SEC staff also stated:

The duty of care requires an adviser with voting authority to monitor corporate actions and vote client proxies. Therefore, the adviser should have procedures in place designed to ensure that it fulfills these duties. We do not

[12]

SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 194 (1963) (interpreting Section 206 of the Investment Advisers Act of 1940). Cf. Section 36(b) of the Investment Company Act [15 U.S.C. 80a-35] (investment adviser of a fund has a fiduciary duty with respect to the receipt of compensation paid by the fund).

[13]

See Investment Advisers Act Release No. 2106 (January 31, 2003). See also Division of Corporation Finance, SEC, Staff Report on Corporate Accountability (Sept. 4, 1980) (printed for the use of Senate Comm. on Banking, Housing and Urban Affairs, 96th Cong., 2d Sess.), at 391 (fiduciary principle applies to all aspects of investment management, including voting). Cf. Dep’t of Labor, Interpretive Bulletins Relating to the Employee Retirement Income Security Act of 1974, 29 CFR 2509.94-2 (2002) (fiduciary act of managing employee benefit plan assets consisting of equity securities includes voting of proxies appurtenant to those securities).

suggest that an adviser that fails to vote every proxy would necessarily violate its fiduciary obligations. There may even be times when refraining from voting a proxy is in the client’s best interest, such as when the adviser determines that the cost of voting the proxy exceeds the expected benefit to the client. An adviser may not, however, ignore or be negligent in fulfilling the obligation it has assumed to vote client proxies.

[Footnotes omitted]

We note that if the Master Fund could not enter into the voting waiver arrangements described in each Fund’s prospectus, the Master Fund could become subject to certain restrictions under Section 17 of the 1940 Act relating to affiliated transactions that would hamper the Master Fund’s ability to invest in certain Investment Funds. This was the case in the Wells Fargo letter. Without the voting waiver arrangement, the Master Fund would either have to maintain its investment in each Investment Fund to less than 5%, or completely forego an investment in an Investment Fund. Either scenario could adversely affect the Master Fund’s ability to achieve its investment objective. We thus believe that it is reasonable for the Adviser to determine that waiving certain voting rights in order to make an investment in an Investment Fund outweighs the costs associated with foregoing the right to vote on certain Investment Fund matters.

We also point out that, unlike equity mutual funds that invest primarily in publicly traded companies that regularly issue proxies for annual and special shareholder meetings, hedge funds such as the Investment Funds rarely ask their investors to vote on matters. Accordingly, we believe that it would be consistent with the Adviser’s fiduciary duty to the Master Fund and its shareholders for the Adviser to determine that (i) the benefit of investing in an Investment Fund that could help the Master Fund achieve its investment objective outweighs the cost of foregoing the rare opportunities to vote on Investment Fund matters, and (ii) the investment in the Investment Fund is in the best interests of the Master Fund and its shareholders notwithstanding the fact that such investment may necessitate the Master Fund’s waiving its voting rights.

(d) The Master Fund’s board of trustees (the “Board”) exercises general oversight over the Adviser’s activities. However, for the reasons set forth in item (c) above, we believe that the determination of whether to waive voting rights is appropriately vested in the Adviser, as part of the decision whether such investment would be in the best interest of the Master Fund and its shareholders. The Board will be regularly informed of the Adviser’s determination to have the Master Fund enter into contractual arrangements by which the Master Fund irrevocably waives its right to vote its interest in an Investment Fund with respect to certain management-related matters. However, for the reasons set forth in item (c) above, we do not believe that formal procedures concerning such voting waivers are necessary.

In conclusion, for the reasons set forth in items (a) through (d) above, we believe that the current disclosure in each Fund’s prospectus is appropriate.

Comment 26.	Disclosure captioned “Other Risks – Availability of Investment Opportunities” states that: “Investment Funds sponsored, managed or advised by the Master

Fund, the Adviser and its affiliates may seek investment opportunities similar to those the Master Fund may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Master Fund.” Explain to the staff why an investment opportunity suitable for the Master Fund would not be offered to the Master Fund merely because the investment adviser also serves as investment adviser to another entity that may also invest in the same opportunity.

Response 26. The disclosure has been revised to clarify that investment opportunities in Investment Funds will be allocated fairly between the Master Fund and any other funds managed or advised by the Adviser and its affiliates seeking to invest in similar opportunities.

Comment 27.	Summarize the disclosure under the caption, “Other Risks – Other Investors In The Master Fund” in the summary section of the prospectus.

Response 27. The disclosure has been added to the summary section.

Comment 28.	The third to last paragraph of the disclosure captioned “Fund and Master Fund Expenses” discusses the handling of organizational and offering costs. Confirm that these costs are reflected in the fee table.

Response 28. Any such costs are in fact reflected in the fee table under “Other Expenses.”

Comment 29.	The first paragraph of the discussion captioned “Conflicts of Interest” states: “In acquiring Shares, a Shareholder is deemed to have acknowledged the existence of potential conflicts of interest relating to Morgan Stanley and to the Fund’s and Master Fund’s operating in the face of those conflicts.” Please delete the sentence or disclose whether this clause purports to waive any rights by a shareholder against the identified parties. We may have further comments.

Response 29. The sentence has been deleted.

Comment 30.	Combine or cross reference, as appropriate, the discussions sub-captioned “Conflicts of Interest – Voting Rights in Investment Funds” appearing in the prospectus, and “Management of the Fund – Pass-Through Voting” appearing in the Statement of Additional Information (“SAI”). In light of the following prospectus disclosure referenced above in this comment, explain why the Adviser is given discretion to vote the Master Fund’s interest in Investment Funds in place of following the pass through voting policy set forth in the SAI: “From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Master Fund in connection with certain matters. In such a case, the Adviser has the right to vote in its discretion the interest in the Investment Fund held by the Master Fund, on behalf of the Master Fund.” Further, explain the basis for not following the pass through voting policy and why the two policies do not conflict.

Response 30. We have revised the Prospectus disclosure to clarify that from time to time an Investment Fund may seek the approval or consent of its investors in connection with certain matters. In such instances, the Master Fund would not be required to pass through the vote to its underlying investors, including the Feeder Fund and its shareholders. Rather, the pass-through voting policy covers instances in which the Master Fund seeks the approval or consent of its own shareholders on a given matter. In such event, the Feeder Fund will pass through the vote to its own shareholders and vote its interest in the Master Fund in accordance with the vote of the Feeder Fund shareholders.

Comment 31.	Revise the discussion captioned “Repurchases and Transfers of Shares” so as to do the following: (i) as regards the time line referenced in the first set of bullets, disclose the approximate time of commencement of a repurchase offer, and (ii) disclose the significance of the “Notice Date” and “Expiration Date.”

Response 31. The disclosure has been revised accordingly.

Comment 32.	The fourth bullet notes that if the Fund has requested redemptions of its capital from any Investment Funds in order to fund the repurchase of shares, the initial payment may be made within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the Investment Funds. Add disclosure that discusses the possible impact of lock-ups and side pockets on the receipt of proceeds and how those provisions may increase the likelihood of a suspension or postponement of a repurchase, as referenced in the seventh paragraph under this caption.

Response 32. The requested disclosure has been added.

Comment 33.	The first two paragraphs under the sub-caption “Distribution Policy – Automatic Dividend Reinvestment Plan” appear to contain redundant information. Please review this disclosure and revise, as appropriate. Revise the last paragraph of this discussion to indicate who pays the expenses of the dividend reinvestment plan.

Response 33. The disclosure has been revised accordingly.

Statement of Additional Information

Comment 34.	Fundamental restriction No. 1 sets forth the Fund’s policy on concentration. The Fund should add a policy not to concentrate in any one style of hedge fund.

Response 34. Section 8(b)(1)(E) of the 1940 Act requires a registered investment company to include in its registration statement its policy as to “concentrating investments in a particular industry or group of industries.” Item 17(2)(e) of Form N-2 follows this language. We do not believe that a style of hedge fund, such as a convertible arbitrage fund, is an “industry or group of industries” for purposes of this requirement. Accordingly, we believe that the existing disclosure complies with this requirement. Moreover, per the Funds’ names, the Master Fund will in fact invest substantially all of its assets in Investment Funds that engage in long/short investment strategies. Accordingly, aside from the fact that such disclosure is not required under Section 8(b)(1)(E) of the 1940 Act and Item 17(2)(e) of Form N-2, it would not be accurate to state that the Fund will not concentrate its assets in any one style of hedge fund.

Comment 35.	Revise the discussions sub-captioned “Repurchase Agreements” and “Reverse Repurchase Agreements” by adding disclosure regarding the percentage of assets that may be devoted to this activity. In addition, if applicable, disclose whether the Master Fund will use segregated accounts in connection with its reverse repurchase transactions.

Response 35. Disclosure has been added to reflect that the Master Fund will enter into repurchase agreements and reverse repurchase agreements only to a limited extent and that the Master Fund will use segregated accounts in connection with any reverse repurchase transactions in which it engages.

Comment 36.	We suggest you combine the last two paragraphs of the discussion sub-captioned “Investment Policies and Practices – Options and Futures.”

Response 36. The paragraphs have been combined accordingly.

Comment 37.	A substantial portion of the discussion captioned “Management of the Fund” contains references to dates that need to be either explained or corrected. Please see that discussion and make appropriate revisions.

Response 37. The section will be updated in the Funds’ next pre-effective amendment.

Comment 38.	Disclosure sub-captioned “Management of the Fund – Investment Advisory Agreement” states: “In managing the Master Fund, the Adviser may use the services of associated investment personnel employed by its affiliated institutional asset management companies.” If the indicated companies do not have an approved § 15 advisory agreement with the Fund, explain why no such agreement is required in this instance.

Response 38. The language in question has been deleted. The Adviser will not utilize investment personnel of its associated asset management companies.

Comment 39.	The next sub-caption discloses that: “In determining the actual amount of contractual fee waiver and/or expense reimbursement for the Fund, if any, the Adviser excludes from annual operating expenses certain ‘extraordinary expenses’ . . . and certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed by the Fund.” With respect to the above underlined terms, add disclosure that lists all the excluded expenses or defines, with specificity which expenses are excluded.

Response 39. The disclosure has been revised to clarify that there are no other investment-related expenses that are excluded from the fee waiver and expense reimbursement.

Comment 40.	The next sub-caption discloses that: “A discussion of the factors considered by the Fund’s Board of Trustees in approving the Advisory Agreement will be set forth in the Fund’s semi-annual report to Shareholders for the fiscal period ended June 30, 2008.” Because it is important for investors to have this information before they invest, add this disclosure to this filing. See Investment Company Act Release No. 26486 (June 23, 2004).

Response 40. Investment Company Act Release No. 26486 (June 23, 2004) removed the prior Item 18(13) from Form N-2, which had required the SAI to contain a discussion of the material factors and the conclusions with respect thereto that formed the basis for the board of directors approving the existing investment advisory contract (see Investment Company Act Release No. 24816 (January 2, 2001)). Current Form N-2 thus has no requirement for the SAI to contain such disclosure. Accordingly, we believe that the existing disclosure (as will be amended once the date of the report is confirmed) is appropriate, and that the appropriate place for the detailed discussion is in the applicable annual or semi-annual report to shareholders.

Comment 41.	The sub-caption “Securities Ownership of Portfolio Managers” contains information as of December 31, 2006. Update the information.

Response 41. The disclosure will be updated accordingly in the Funds’ next pre-effective amendment.

Comment 42.	The second set of bullets under the next sub-caption indicates that portfolio manager performance is linked to pre-tax performance. We suggest you add disclosure specifying the benchmark relied upon to measure performance.

Response 42. Disclosure has been added accordingly.

Comment 43.	The sub-caption “Fund and Master Fund Expenses” states that: “The Fund also will bear certain ongoing offering costs associated with any periodic offers of the Fund’s Shares.” Explain to the staff the types of expenses referenced in the above disclosure.

Response 43. The disclosure has been revised to clarify that the offers in question refer to the Fund’s continuous offering of its shares. The expenses in question would likely be limited to the printing of additional Fund prospectuses.

Comment 44.	Add disclosure, substantially as indicated, to the following disclosure appearing under the sub-caption “Proxy Voting Policies and Procedures and Proxy Voting Record:” “While it is unlikely that the Fund will hold voting securities on a regular basis (except shares of the Master Fund) pursuant to its stated investment policies, the Master Fund may, from time to time, hold voting securities in an Investment Fund and may at some point vote a proxy.”

Response 44. The disclosure has been added to the Feeder Fund’s Statement of Additional Information.

Part C

Comment 45.	The powers of attorney pursuant to which each filing was signed by each Fund’s trustees states that specified agents may: “sign any registration statement or amendments to any registration statement of ANY OF THE MORGAN STANLEY FUNDS SET FORTH IN APPENDIX A HERETO” . . . In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing. See also Section 6 of the Securities Act.

Response 45. Rule 483(b) under the Securities Act requires a power of attorney to “relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act.” The rule therefore presupposes that a power of attorney may relate to more than one filing. The filed powers of attorney are not blanket powers; rather, they relate only to the registration statements and amendments thereto of a specified list of funds. We believe that the specificity requirement of Rule 483(b) is thereby satisfied by the filed powers of attorney.

* * * * *

As you have requested and consistent with SEC Press Release 2004 89, the Funds hereby acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione